Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire THURSDay, FEBRUARY 14

2013

*	* Happy Valentine’s Day * *

Performance Statistics

On-Time Experience

AA Wed MTD Target

D-0 64.1 60.1 71.4

A+14 87.4 80.0 86.1

Eagle

D-0 74.0 64.0 71.0

A+14 DOT 88.2 71.0 74.3

Every Bag Counts

AA Wed MTD* DOT Standard

2.25 2.87 2.65

*	DOT claims per 1000 customers

Announcements

» View from the Top

Today marks an important step in the evolution of our airline, reaching agreement to merge with US Airways, combining the best of both carriers to create a leading global airline that provides superior value to our customers, partners and people. As Tom shared, this significant opportunity was made possible through the hard work and dedication demonstrated by each of you through the past year, and the value you created in our airline.

In his Special Jetwire, Tom discusses how the improvements we realized through restructuring—including a transformed fleet with hundreds of planes on order, an improved revenue performance, enhanced products and services and the reveal of our new look—positioned us to make a deal that will help put American back on top. With a solid financial foundation, unmatched network scale and the best team in the industry, the new American will be second to none.

Tom also shared his sentiments in a video to employees, where he reflected on all the reasons American’s people have to be proud of our impressive progress through the past year. He emphasized that this merger will move us closer to our goal of providing superior customer service, and a modern, comfortable travel experience for all passengers, and noted that becoming a stronger, more competitive airline will lead to better opportunities and benefits for all of us. Watch Tom’s thank you to the American team in the full video, housed on the new Jetnet Merger space.

» You Ask, We Answer

We know you have a lot of questions about today’s news, and we’re committed to providing you all the information you need to feel comfortable with this transition. And with new Jetnet, that process is easier—and more interactive—than ever. Find Q&As on the Merger space of new Jetnet, submit your own queries, or comment on blogs and discussion threads to spark a dialogue with other members. However you go about it, keep using new Jetnet to get the answers that are important to you.

AMR in the News

From The New York Times American and US Airways Announce Deal for $11 Billion Merger

Ending a yearlong courtship by US Airways, American Airlines agreed to merge with the smaller carrier, paving the way for the creation of the nation’s largest airline. A merger would bolster American’s domestic footprint, strengthen its presence in the Northeast and give it a bigger network to attract business travelers and corporate accounts. The merger would create a company with the size and breadth to compete against United Airlines and Delta Air Lines, which have grown through mergers of their own in recent years and are currently the biggest domestic carriers. The combined airline will have more than 100 million frequent fliers. The wave of big mergers in the industry has created healthier and more profitable airlines that are now better able to invest in new planes and products, including Wi-Fi, individual entertainment screens and more comfortable seats for business customers.

The deal, which was completed in recent days, could be formalized as American leaves bankruptcy. Doug Parker said that the two airlines have only 12 routes overlapping out of a combined 900 routes that the two airlines serve together. In addition, he said, more cities would be serviced: American flies to 130 cities that US Airways does not fly, and, likewise, US Airways flies to 62 cities that are not served by American. In this case, the merged American Airlines will still be based in Fort Worth and have a combined 94,000 employees, 950 planes, 6,500 daily flights, eight major hubs and total revenue of nearly $39 billion. It would be the market leader on the East Coast, the Southwest and South America.

Crude Oil and Jet Fuel

Closing Fuel Prices for Wednesday, Feb. 13

Crude oil was $97.01 a barrel, down $0.50 from the previous day. Jet fuel price was $137.43 a barrel, down $0.90.

It’s a Fact

The new Merger space on new Jetnet is your one-stop shop for all materials related to the merger—including the tools you need to learn more about this process, potential changes and our next steps, Q&As and videos.

JETWIRE is published by Communications. All editions are available on Jetnet.

Editor—Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the proxy statement, prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.